UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

GREATER ATLANTIC CAPITAL TRUST I
(Name of Subject Company (Issuer))

GREATER ATLANTIC FINANCIAL CORP.
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(Title of Class of Securities)
39160Q205
(CUSIP Number of Class of Securities)

Mr. Carroll E. Amos	Copy to:
President and Chief Executive Officer Greater Atlantic Financial Corp. 10700 Parkridge Boulevard, Suite P-50 Reston, Virginia 20191 (703) 391-1300	Robert B. Pomerenk, Esq. 5335 Wisconsin Ave, NW Suite 780 Washington, D.C. 20015 (202) 274-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

____________________, 2009 (offer has not yet commenced)
(Date Tender Offer First Published Sent or Given to Securityholders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
6.50% Cumulative Convertible Trust Preferred Securities $681,608 (1)	$38.03

(1)
Estimated for the purposes of calculating the filing fee only. This amount is based on the purchase of 649,150 shares of 6.50% Cumulative Convertible Trust Preferred Securities at the tender offer price of $1.05 per share.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38.03
Form or Registration No.:	Schedule TO-I
Filing Party:	Greater Atlantic Financial Corp.
Date Filed:	August 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

          This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on August 7, 2009, and amended on August 21, 2009, by Greater Atlantic Financial Corp., a Delaware corporation (“Greater Atlantic” or the “Company”), and relates to the offering by the Company to pay $1.05 per share for the 6.50% Cumulative Convertible Trust Preferred Securities (the “Securities”) of Greater Atlantic Capital Trust I. For additional information, refer to the Offer to Purchase and the related letter of transmittal, copies of which are attached hereto in draft form as Exhibits (a)(1)(i) and (a)(1)(ii). As a result of certain provisions of the federal securities laws, MidAtlantic Bancorp, Inc. (“MidAtlantic”), a Virginia corporation, and GAF Merger Corp. (“Merger Sub”), a Virginia corporation, are deemed to be co-bidders in the tender offer. MidAtlantic and Merger Sub will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO relating to the tender offer.

          This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a)
The name of the subject company is Greater Atlantic Capital Trust I. Its principal executive office is located at 10700 Parkridge Boulevard, Suite P-50, Reston, Virginia 20191 and its telephone number at that address is (703) 391-1300.

(b)	The subject securities are the 6.50% Cumulative Convertible Trust Preferred Securities (960,738 shares outstanding).

The information set forth in “The Tender Offer — 1. Number of Securities” of the Offer to Purchase is incorporated by reference herein.

(c)	The information set forth in “The Tender Offer — 6. Price Range of Securities” of the Offer to Purchase is incorporated by reference herein.

Item 3. Identity and Background of Filing Person

(a)
Greater Atlantic is the filing person and is an affiliate of the subject company. The subject company is a subsidiary of the filing person. The address of the filing person is 10700 Parkridge Boulevard, Suite P-50, Reston, Virginia 20191 and its telephone number at that address is (703) 391-1300. The information under the heading “Special Factors — 5. Interests of Directors and Executive Officers” in the Offer to Purchase regarding Greater Atlantic’s directors and executive officers is incorporated by reference herein.

Item 4. Terms of the Transaction

(a)
The information set forth in “Special Factors — 1. Background of the Tender Offer,” “Special Factors — 2. Purposes of the Tender Offer,” “Special Factors — 3. Our Plans After the Tender Offer,” “Special Factors — 6. Material Income Tax Consequences,” “The Tender Offer — 1. Number of Securities,” “The Tender Offer — 2. Procedures For Tendering Securities,” “The Tender Offer — 3. Withdrawal Rights,” “The Tender Offer — 4. Purchase of Securities and Payment of Purchase Price,” “The Tender Offer — 5. Conditions of the Tender Offer” and “The Tender Offer — 6. Price Range of Securities” of the Offer to Purchase is incorporated by reference herein.

(b)	The information set forth in “Special Factors — 5. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)	The information set forth in “Special Factors — 5. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans and Proposals

(a)	The information set forth in “Special Factors — 1. Background of the Tender Offer” and “Special Factors — 2. Purposes of the Tender Offer” of the Offer to Purchase is incorporated by reference herein.

(b)
The information set forth in “Special Factors — 1. Background of the Tender Offer,” “Special Factors — 2. Purposes of the Tender Offer” and “Special Factors — 4. Effects of the Tender Offer” of the Offer to Purchase is incorporated by reference herein.

(c)
The information set forth in “Special Factors — 3. Our Plans After the Tender Offer,” “Special Factors — 4. Effects of the Tender Offer” and “Special Factors — 5. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 7. Source and Amount of Funds or Other Consideration

(a)
The information set forth in “The Tender Offer — 4. Purchase of Securities and Payment of Purchase Price” and “The Tender Offer — 7. Source and Amount of Funds” of the Offer to Purchase is incorporated by reference herein.

(b)	The information set forth in “The Tender Offer — 7. Source and Amount of Funds” and “The Tender Offer — 5. Conditions of the Tender Offer” of the Offer to Purchase is incorporated by reference herein.

(d)	The information set forth in “The Tender Offer — 7. Source and Amount of Funds” of the Offer to Purchase is incorporated by reference herein.

Item 8. Interest in Securities of the Subject Company

(a)	The information set forth in “Special Factors — 5. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

(b)	The information set forth in “Special Factors — 5. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in “The Tender Offer — 11. Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.

Item 10. Financial Statements

(a)	The information set forth in “Special Factors — 8. Certain Information About Us” of the Offer to Purchase is incorporated by reference herein.

(b)	The information set forth in “Special Factors — 8. Certain Information About Us” of the Offer to Purchase is incorporated by reference herein.

Item 11. Additional Information

(a)(1)	The information set forth in “Special Factors — 5. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

(a)(2)	The information set forth in “The Tender Offer — 9. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference herein.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)
The information set forth in the Offer to Purchase, the letter of transmittal and notice of guaranteed delivery attached to this Schedule TO as Exhibits (a)(1)(i) through (a)(1)(iii) are incorporated herein by reference.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).**

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities.**

(a)(1)(iv)	Form of Letter from Information Agent to Brokers.**

(a)(1)(v)	Form Letter from Brokers to Clients.**

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(a)(1)(viii)	Results of Tender Offer.*

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Form of Indenture for Convertible Junior Subordinated Debentures (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(2)	Form of Convertible Junior Subordinated Debenture (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(3)	Certificate of Trust of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(4)	Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(5)	Form of Amended and Restated Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(6)	Form of Convertible Preferred Securities Certificate of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(7)	Form of Convertible Preferred Securities Guarantee Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(8)	Form of Agreement as to Expenses and Liabilities of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(9)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(d)(10)	Employment Agreement with Carroll E. Amos (incorporated herein by reference to the Company’s Form SB filed with the Securities and Exchange Commission on April 13, 1999)

(d)(11)	Greater Atlantic Financial Corp. 1997 Stock Option and Warrant Plan, as amended (incorporated by reference to the Company’s Form SB-2 filed with the SEC on April 13, 1999).

(d)(12)	Form of Voting Agreement**

(g)	Not Applicable.

(h)	Not Applicable.

*	To be Filed supplementally.

**	Previously filed with Schedule TO-I on August 7, 2009.

Item 13. Information Required by Schedule 13E-3

(a)	Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREATER ATLANTIC FINANCIAL CORP.

By:	/s/ Carroll E. Amos
	Name:	Carroll E. Amos
	Title:	President and Chief Executive Officer

Date: September 4, 2009

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).**

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities.**

(a)(1)(iv)	Form of Letter from Information Agent to Brokers.**

(a)(1)(v)	Form Letter from Brokers to Clients.**

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(a)(1)(viii)	Results of Tender Offer.*

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Form of Indenture for Convertible Junior Subordinated Debentures (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(2)	Form of Convertible Junior Subordinated Debenture (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(3)	Certificate of Trust of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(4)	Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(5)	Form of Amended and Restated Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(6)	Form of Convertible Preferred Securities Certificate of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(7)	Form of Convertible Preferred Securities Guarantee Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(8)	Form of Agreement as to Expenses and Liabilities of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(9)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(d)(10)	Employment Agreement with Carroll E. Amos (incorporated herein by reference to the Company’s Form SB filed with the Securities and Exchange Commission on April 13, 1999)

(d)(11)	Greater Atlantic Financial Corp. 1997 Stock Option and Warrant Plan, as amended (incorporated by reference to the Company’s Form SB-2 filed with the SEC on April 13, 1999).

(d)(12)	Form of Voting Agreement**

(g)	Not Applicable.

(h)	Not Applicable.

*	To be Filed supplementally.

**	Previously filed with Schedule TO-I on August 7, 2009.